
April 17, 2015

iHeartCommunications, Inc.
200 East Basse Road
San Antonio, Texas 78209

> **Re: iHeartCommunications, Inc.**
> **Form 10-K**
> **Filed February 19, 2015**
> **File No. 001-09645**

Dear Mr. Bressler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

> Please tell us the consideration given to expanding your discussion of segment revenue, direct operating expenses and SG&A expenses to quantify and discuss the significant components within operating income that would enable readers to understand your business better. For example, you state "iHM revenue increased $29.9 million during 2014 compared to 2013 driven primarily by political advertising, our traffic and weather business and the impact of strategic sales initiatives, and higher core national broadcast revenues, including events and digital revenue. Digital streaming revenue was higher for the year as a result of increased advertising on our iHeartRadio platform. Partially offsetting these increases was a decrease in core local broadcast radio and syndication revenue." However, you do not quantify these changes or provide the actual revenue figures necessary to put these changes in proper context.

> Also, since there appears to be significant growth in digital advertising across all of your segments, please tell us the consideration given to quantifying the growth in digital versus the decline in traditional advertising to enable investors to understand your trends and their effect on revenue and operating income. Please refer to Items 303(A)(3) of

Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman at 202-551-3371 or Terry French at 202-551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant